SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

[382866200]

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Hostess Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Hostess Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 581,723 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 581,723 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,723 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed jointly by (i) AP Hostess Holdings, L.P. (“APHH”), (ii) AP Hostess Holdings GP, LLC (“APHHGP”), (iii) Apollo Management VII, L.P. (“Management VII”), (iv) AIF VII Management, LLC (“AIF VII”), (v) Apollo Management, L.P. (“Apollo Management”), (vi) Apollo Management GP, LLC (“Apollo Management GP”), Apollo Management Holdings, L.P. (“Management Holdings”), and (vii) Apollo Management Holdings GP, LLC (“Management Holdings GP”)(the foregoing are collectively referred to herein as the “Reporting Persons”), and amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission on November 15, 2016, as amended to date (the “Statement”), relating to the class A common stock (the “Class A Common Stock”) of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement. Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

Item 2.   Identity and Background

Item 3.   Source and Amount of Funds or Other Consideration

Item 4.   Purpose of Transaction

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On April 19, 2017, APHH sold 21,516,416  Class A Common Shares (assuming full exercise of the underwriters’ option) pursuant to an underwritten offering (the “Offering”), as described in the Issuer’s Rule 424(b)(4) final prospectus supplement (File No. 333-214603) filed with the Securities and Exchange Commission on April 13, 2017, and the underwriting agreement dated as of April 12, 2017 (the “Underwriting Agreement”), among the Issuer, APHH, CDM Hostess Class C, LLC (“CDM Hostess”), and Gores Sponsor LLC (the “Selling Shareholders”), and Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, as the underwriters (the “Underwriters”).  Following the sale of the Class A Common Stock by the APHH, APHH is the record holder of an aggregate of 581,723 shares of Class A Common Stock, which represents approximately 0.6% of the Issuer’s outstanding Class A Common Stock.  APHHGP, Management VII, AIF VII, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP disclaim beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 99,285,917 shares of Common Stock outstanding as of April 18, 2017, as reported in the Form 8-K filed by the Issuer on April 19, 2017.

(b)  See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Class A Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)   Not applicable.

(e)   The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Class A Common Stock on April 19, 2017.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Underwriting Agreement

On April 12, 2017, the Issuer, the Selling Shareholders, and the Underwriters, entered into the Underwriting Agreement with respect to, among other things, the sale by the APHH of up to an aggregate of 18,709,927 shares of Class A Common Stock of the Issuer (21,516,416 shares if the Underwriters exercise their overallotment option in full).  Closing of the sale of the Class A Shares sold by APHH occurred on April 19, 2017.

Lock-up Agreement

In connection with the Offering, the Selling Shareholders agreed to enter into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters, pursuant to which APHH agreed that for the period from April 10, 2017 until May 31, 2017 (the “Lock-Up Period”), except with the prior written consent of the Underwriter, the APHH would not, among other things and subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, with respect to, any shares of Class A Common Stock, any other securities of the Issuer that are substantially similar to Class A Common Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for, the foregoing (collectively, the “Lock-Up Securities”); or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise.

The summaries of the Underwriting Agreement and the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements.  The Underwriting Agreement, which includes a form of Lock-up Agreement, is attached As Exhibit 1 to this Amendment No. 1 to Schedule 13D, and is incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 1:

Underwriting Agreement, dated April 12, 2017, by and among the Issuer, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and each selling shareholder named therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-37540) filed by the Issuer with the Securities and Exchange Commission on April 19, 2017).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  April 19, 2017

AP HOSTESS HOLDINGS, L.P.

By:	AP Hostess Holdings GP, LLC
Its general partner

	By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AP HOSTESS HOLDINGS GP, LLC

By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
Its general partner

	By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
Its general partner

	By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, GP, LLC

By:	/s/Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President